FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Issuance of New Shares through Third-Party Allotment associated with Continuation of Stock Grant System for Company Group Management in Japan in Fiscal 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Issuance of New Shares through Third-Party Allotment associated with Continuation of Stock Grant System for Company Group Management in Japan in Fiscal 2021

Osaka, Japan, May 11, 2021 -- Takeda Pharmaceutical Company Limited (“Company”) (TSE: 4502/NYSE: TAK) announced that the meeting of the Board of Directors held today resolved to issue new shares through third-party allotment (“Issuance of New Shares”) associated with the continuation of the stock grant system (“Plan”) for Company Group Management in Japan in fiscal 2021.

1.Outline of issuance

(1)	Payment date	Friday, June 4, 2021
(2)	Type and number of shares to be issued	Common Company shares; numbering 518,000 shares
(3)	Issuance price	3,730 yen per share
(4)	Total value of shares to be issued	1,932,140,000 yen
(5)	Planned allottee	The Master Trust Bank of Japan, Ltd. (trust account for Stock grant ESOP )
(6)	Other	The Issuance of New Shares shall be subject to the effectiveness of the registration pursuant to the Financial Instruments and Exchange Act of Japan.

2.Purpose of and reason for issuance
The Company introduced the stock grant system in fiscal 2014 for Company Group Management as a highly transparent and objective incentive plan that is closely linked to company performance. The purpose of this Plan is to improve the Company’s mid- and long-term performance as well as raise awareness of the need to enhance the Company’s value. The meeting of the Board of Directors held today resolved to continue the Plan in fiscal 2021. For an outline of this Plan, please refer to “Continuation of the Stock Compensation Plan for Directors and the Stock Grant System for Company Group Management in Japan in Fiscal Year 2021” released today.

The Company will implement the Issuance of New Shares associated with the continuation of the Plan in fiscal 2021 and the extension of the trust term of the ESOP Trust already established in fiscal 2018 (“Trust”), in a manner to issue its shares through third-party allotment to The Master Trust Bank of Japan, Ltd., a co-trustee of the stock grant ESOP trust agreement that the Company entered into with Mitsubishi UFJ Trust and Banking Corporation.

The number of shares to be issued is 518,000 shares, which is calculated by deducting the number of the Company shares expected to remain after the vesting, etc. (including the payment of the amount of money equivalent to the Company shares converted into money within the Trust; the same shall apply hereinafter) of the Company shares to be scheduled by July 2021 among the number of shares remaining today as trust assets of this Trust from the number of Company shares expected to be vested, etc. to Company Group Management in Japan based on the policies on Long-Term Incentive Plan. The effect of dilution will be 0.03% to the total number of outstanding shares, numbering (excluding the treasury shares) 1,576,387,908 shares, as of the end of

March 2021 (rounding off to two decimal places; the ratio to the total number of voting rights of 15,750,869 as of the end of March 2021: 0.03%).

The Company shares to be allocated through the Issuance of New Shares will be vested, etc. to Company Group Management in Japan based on the policies on Long-Term Incentive Plan. The Company does not assume that these shares will flow into the stock market at once and, thus, judges that the impact on the secondary market will be minor and the issuance volume and the effect of dilution would therefore be reasonable.

3.Outline of trust agreement

(1)	Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)
(2)	Purpose of Trust:	To grant incentives to Company Group Management in Japan
(3)	Trust settlor:	The Company
(4)	Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(5)	Beneficiaries:	Person(s) meeting beneficiary requirements from among the Company Group Management in Japan
(6)	Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)
(7)	Date of trust agreement:	May 22, 2015 (an amendment agreement is scheduled to be executed regarding the extension of the Trust term as of May 2021)
(8)	Trust term:	From May 22, 2015 to the end of August 2021 (the Trust term is scheduled to be extended to the end of August 2024 based on the amendment agreement executed as of May 2021)
(9)	Start of the Plan:	Granting base points on July 1, 2021 (scheduled)
(10)	Exercise of voting rights:	No voting rights will be exercised

4.Basis of calculation of the amount to be paid and details thereof
The purpose of the Issuance of New Shares is to continue the Plan.

In order to avoid arbitrariness impacting an issuance price, the issuance price is set at 3,730 yen, the closing price of the Company shares on the Tokyo Stock Exchange (“TSE”) on May 10, 2021, the business day immediately preceding the day on which the meeting of the Board of Directors decided on the Issuance of New Shares, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.

The reason for adopting the closing price of the Company shares on the TSE on the business day immediately preceding the day on which the meeting of the Board of Directors decided on the Issuance of New Shares as the issuance price is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the issuance price.

The said price is i) the value obtained by multiplying 3,681 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares in the TSE in the month (from April 12, 2021 to May 10, 2021) immediately preceding the resolution of the meeting of the Board of Directors, by 101.33% (rate of deviation: 1.33% ; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 3,851 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares for the latest three months (from February 12, 2021 to May 10, 2021) immediately preceding the resolution of the meeting of the Board of Directors, by 96.86% (rate of deviation: -3.14%), and iii) the value obtained by multiplying 3,784 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares for the latest six months (from November 11, 2020 to May 10, 2021) immediately preceding the resolution of the meeting of the Board of Directors, by 98.57% (rate of deviation: -1.43%).

Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

The Company’s Audit & Supervisory Committee, consisting of four Directors who are Audit & Supervisory Committee members, of which three are External Directors, also expressed its opinion that the grounds for calculation of the issuance price were reasonable and that the said price did not fall under the category of especially advantageous terms.

5.Procedures in the Code of Corporate Conduct
In the Issuance of New Shares, the dilution rate is less than 25% and changes in controlling shareholders are not involved. Accordingly, it is not subject to procedures for obtaining an opinion from an independent third party and confirmation of the intent of shareholders specified by Article 432 of the Securities Listing Regulations established by the TSE.

Media Contacts: Ryoko Matsumoto ryoko.matsumoto@takeda.com +81 (0) 3-3278-3414

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